UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AERPIO PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

NONE

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,193,946
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,193,946
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)
This percentage is calculated based upon 38,834,099 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus Supplement, filed with the Securities and Exchange Commission on June 26, 2018.

CUSIP No. None

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,193,946
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,193,946
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)
This percentage is calculated based upon 38,834,099 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus Supplement, filed with the Securities and Exchange Commission on June 26, 2018.

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP V LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2017 with Samuel D. Isaly as an additional reporting person. This Statement relates to the common stock, par value $0.01 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 9987 Carver Road, Cincinnati, OH 45242.  The Shares are listed on the NASDAQ Capital Market under the ticker symbol “ARPO.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 1 is being filed to report that the beneficial ownership of the outstanding Shares of the Issuer held by the Reporting Persons increased by more than one percent following the purchase of Shares as more particularly described in Item 3 below.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f)          Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds Shares, as described herein.  Advisors and GP V have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)          During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 28, 2018, the Issuer closed a direct registered offering of 11,688,000 Shares at a purchase price of $3.85 per share with gross proceeds of $44,988,800 (the “Offering”).  Pursuant to its authority under the limited partnership agreement of OPI V, on June 26, 2018, GP V, as general partner of OPI V, caused OPI V to purchase an aggregate of 777,500 Shares in the Offering at a price of $3.85 per share.  The purchase was funded using OPI V’s working capital in the aggregate amount of $2,993,375 million.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 13.37% of the outstanding Shares.  GP V, as the general partner of OPI V, may be deemed to be the beneficial owner of approximately 13.37% of the outstanding Shares.  Advisors, as the managing member of GP V, may be deemed to be the beneficial owner of approximately 13.37% of the outstanding Shares.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI V to acquire Shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 5,193,946 Shares held of record by OPI V.  Based upon information contained in the Issuer’s Rule 424(b)(5) Prospectus Supplement, filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2018, such Shares constitutes approximately 13.37% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP V, which is the sole general partner of OPI V, may be deemed to indirectly beneficially own the Shares held by OPI V.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Shares held by OPI V.  As a result, Advisors and GP V share the power to direct the vote and the disposition of the Shares held of record by OPI V.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI V.

(c)          Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)          Not applicable.

(e)          As of January 24, 2018, Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V and Advisors to vote and otherwise dispose of securities purchased by OPI V.  The number of outstanding Shares held of record by OPI V is 5,193,946.  Advisors and GP V may be considered to hold indirectly 5,193,946 Shares.

Chau Khuong (“Khuong”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since March 15, 2017 and a member of the Board of Directors of Aerpio Therapeutics, Inc., a wholly-owned subsidiary of the Issuer (“Aerpio Therapeutics”), since April 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Khuong may receive stock options or other awards of equity‑based compensation pursuant to the Issuer’s compensation arrangements for non‑employee directors.  Khuong is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI V.

Lock-Up Agreement

In connection with the Offering, OPI V entered into a lock-up agreement with Guggenheim Securities, LLC, the underwriters’ representative (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, OPI V will not, during the period ending 90 days after the date of the Offering (the “Lock-Up Period”), directly or indirectly (1) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a put equivalent position or liquidate or decrease any call equivalent position on, pledge, hypothecate or grant any security interest in or in any other way transfer or dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares, (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares or (3) engage in any short selling of the Shares or securities convertible into or exercisable or exchangeable for Shares.  Furthermore, the Lock-Up Agreement also provides that during the Lock-Up Period OPI V will not make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or securities convertible into or exercisable or exchangeable for Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

On March 15, 2017, the Issuer closed an offering pursuant to which the Issuer agreed to issue and sell to the participants, for an aggregate price of approximately $40.25 million, 8,049,555 Shares (the “Private Placement”).  In connection with the Private Placement, OPI V entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the closing of the Private Placement for purposes of registering the resale of the Shares, and any shares of common stock issued as a dividend or other distribution with respect to the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the closing of the Private Placement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Aerpio Therapeutics, Inc. Registration Rights Agreement

In addition, in connection with the Private Placement, OPI V and certain other former stockholders of Aerpio Therapeutics entered into a separate registration rights agreement with the Issuer (the “Aerpio Registration Rights Agreement”).  Pursuant to the Aerpio Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

The holders of 30% majority of the shares covered by the Aerpio Registration Rights Agreement, or their transferees, can, on not more than two occasions, request that the Issuer register all or a portion of their shares.  The Issuer will not be required to effect a demand registration during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Piggyback Registration Rights

The Aerpio Registration Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Aerpio Registration Rights Agreement, including OPI V, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

At any time when the Issuer is eligible to use a Form S-3 registration statement, the holders of at least 20% of the shares covered by the Aerpio Registration Rights Agreement or their transferees, can request that the Issuer register all or a portion of their shares on Form S-3.  The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.  In addition, the Issuer shall not be required to file more than two registrations on Form S-3 in any twelve-month period.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, Form S-3 and piggyback registration rights described above.

Indemnification

The Aerpio Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI V’s demand, Form S-3 and piggyback registration rights described above generally will terminate upon the earlier of: (i) the sale of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Issuer’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity immediately upon completion of such transaction, (iii) the sale of all or substantially all of the Issuer’s assets or property to an unrelated person, entity or group, (iv) any other transaction in which the owners of the Issuer’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Issuer or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Issuer, or (v) such time as all of the shares of the Issuer held by OPI V may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 (or another similar exemption) under the Securities Act.

The foregoing description of the Aerpio Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Aerpio Registration Rights Agreement, a copy of which is filed as Exhibit 4 and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
2.	Form Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Form 8-K (SEC File No. 001-38560), filed with the SEC on June 27, 2018).
3.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 000-53057) filed with the SEC on March 17, 2017).

4.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain former stockholders of Aerpio Therapeutics, Inc. signatory thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 8-K filed with the SEC (SEC File No. 000-53057) on March 17, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
2.	Form Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Form 8-K (SEC File No. 001-38560), filed with the SEC on June 27, 2018).
3.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 000-53057) filed with the SEC on March 17, 2017).

4.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain former stockholders of Aerpio Therapeutics, Inc. signatory thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 8-K filed with the SEC (SEC File No. 000-53057) on March 17, 2017).